UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Inrad Optics, Inc
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
45779C107
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [  ]  Rule 13d-1(b)

     [X]   Rule 13d-1(c)

     [  ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	45779C107

1	NAMES OF REPORTING PERSONS:

Minerva Advisors LLC Minerva Group, LP Minerva GP, LP Minerva GP, Inc. David P. Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Minerva Advisors LLC - Deleware Minerva Group, LP - Deleware Minerva GP, LP - Deleware Minerva GP, Inc. - Pennsylvania David P. Cohen - U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER:

Minerva Advisors LLC* - 1,012,252
Minerva Group, LP - 1,012,252
Minerva GP, LP* - 1,012,252
Minerva GP, Inc.* - 1,012,252
David P. Cohen* - 1,012,252

*Each of these reporting persons is deemed a beneficial owner of the 1,012,252 shares of the Issuer held by Minerva Group, LP.

	6	SHARED VOTING POWER:

None.

	7	SOLE DISPOSITIVE POWER:

Minerva Advisors LLC* - 1,012,252
Minerva Group, LP - 1,012,252
Minerva GP, LP* - 1,012,252
Minerva GP, Inc.* - 1,012,252
David P. Cohen* - 1,012,252

*Each of these reporting persons is deemed a beneficial owner of the 1,012,252 shares of the Issuer held by Minerva Group, LP.

	8	SHARED DISPOSITIVE POWER:

None.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Minerva Advisors LLC* - 1,012,252
Minerva Group, LP - 1,012,252
Minerva GP, LP* - 1,012,252
Minerva GP, Inc.* - 1,012,252
David P. Cohen* - 1,012,252

*Each of these reporting persons is deemed a beneficial owner of the 1,012,252 shares of the Issuer held by Minerva Group, LP.  David P. Cohen is also deemed a beneficial owner of the shares of the Issuer beneficially owned by Minerva Advisors LLC.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

Minerva Advisors LLC* - 7.2%
Minerva Group, LP - 7.2%
Minerva GP, LP* - 7.2%
Minerva GP, Inc.* - 7.2%
David P. Cohen* - 7.2%

*Each of these reporting persons is deemed a beneficial owner of the 7.2% of the shares of the Issuer held by Minerva Group, LP.  David P. Cohen is also deemed a beneficial owner of the shares of the Issuer beneficially owned by Minerva Advisors LLC.

Based on a total of 14,073,320 shares of the Issuer's Common Stock outstanding as of November 14, 2022, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2022.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

Minerva Advisors LLC - IA Minerva Group, LP - PN Minerva GP, LP - PN Minerva GP, Inc. - CO David P. Cohen - IN

SCHEDULE 13G

Item 1(a)	Name of Issuer.

Inrad Optics, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices.

181 Legrand Avenue Northvale, NJ 07647

Item 2(a)	Name of Person Filing.

Minerva Advisors LLC Minerva Group, LP Minerva GP, LP Minerva GP, Inc. David P. Cohen

Item 2(b)	Address of Principal Business Office or, if none, Residence.

50 Monument Road, Suite 201 Bala Cynwyd, PA 19004

Item 2(c)	Citizenship.

David P. Cohen is a U.S. Citizen. Minerva Advisors LLC, Minerva Group, LP, and Minerva GP, LP are organized under Delaware law. Minerva GP, Inc. is organized under Pennsylvania law.

Item 2(d)	Title of Class of Securities.

Common Stock, $0.01 par value

Item 2(e)	CUSIP Number.

45779C107

Item 3	This statement is not filed pursuant to Rules 13d-1(b), 13d-2(b) or 13d-2(c).

Item 4	Ownership.

(a)	Amount beneficially owned:

Minerva Advisors LLC* - 1,012,252
Minerva Group, LP - 1,012,252
Minerva GP, LP* - 1,012,252
Minerva GP, Inc.* - 1,012,252
David P. Cohen* - 1,012,252

*Each of these reporting persons is deemed a beneficial owner of the 1,012,252 shares of the Issuer held by Minerva Group, LP.  David P. Cohen is also deemed a beneficial owner of the shares of the Issuer beneficially owned by Minerva Advisors LLC.

(b)	Percent of Class:

Minerva Advisors LLC* - 7.2%
Minerva Group, LP - 7.2%
Minerva GP, LP* - 7.2%
Minerva GP, Inc.* - 7.2%
David P. Cohen* - 7.2%

*Each of these reporting persons is deemed a beneficial owner of the 7.2% of the shares of the Issuer held by Minerva Group, LP.  David P. Cohen is also deemed a beneficial owner of the shares of the Issuer beneficially owned by Minerva Advisors LLC.

Based on a total of 14,073,320 shares of the Issuer's Common Stock outstanding as of November 14, 2022, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2022.

(c)	Number of Shares as to which the person has:
(i) Sole power to vote or to direct the vote:

Minerva Advisors LLC* - 1,012,252
Minerva Group, LP - 1,012,252
Minerva GP, LP* - 1,012,252
Minerva GP, Inc.* - 1,012,252
David P. Cohen* - 1,012,252

*Each of these reporting persons is deemed a beneficial owner of the 1,012,252 shares of the Issuer held by Minerva Group, LP.

(ii) Shared power to vote or to direct the vote:

None.

(iii) Sole power to dispose or to direct the disposition of:

Minerva Advisors LLC* - 1,012,252
Minerva Group, LP - 1,012,252
Minerva GP, LP* - 1,012,252
Minerva GP, Inc.* - 1,012,252
David P. Cohen* - 1,012,252

*Each of these reporting persons is deemed a beneficial owner of the 1,012,252 shares of the Issuer held by Minerva Group, LP.

(iv) Shared power to dispose or to direct the disposition of:

None.

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MINERVA ADVISORS LLC
Date: February 13, 2023

By:		David P. Cohen, President

		By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
DarrowEverett LLP
450 Seventh Avenue
Suite 1802
New York, NY 10123

MINERVA GROUP, LP
Date: February 13, 2023

By:		MINERVA GP, LP, its General Partner

	By:		MINERVA GP, INC., its General Partner

	By:		David P. Cohen, President

		By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
DarrowEverett LLP
450 Seventh Avenue
Suite 1802
New York, NY 10123

MINERVA GP, LP
Date: February 13, 2023

By:		MINERVA GP, INC., its General Partner

	By:		David P. Cohen, President

		By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
DarrowEverett LLP
450 Seventh Avenue
Suite 1802
New York, NY 10123

MINERVA GP, INC.
Date: February 13, 2023

By:		David P. Cohen

		By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
DarrowEverett LLP
450 Seventh Avenue
Suite 1802
New York, NY 10123

DAVID P. COHEN
Date: February 13, 2023

		By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
DarrowEverett LLP
450 Seventh Avenue
Suite 1802
New York, NY 10123

POWER OF ATTORNEY
The undersigned does hereby constitute and appoint DarrowEverett LLP, a Rhode Island limited liability partnership, and each of its representatives, signing singly, with full power of substitution, as the true and lawful attorney of the undersigned, and authorizes and designates each of them to sign on behalf of the undersigned, and to file filings and any amendments thereto made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(f), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(f), 13(g) or 16 of the Exchange Act.
This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 8th day of February, 2022.

By:	/s/ David P. Cohen

David P. Cohen